UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CIBT Education Group Inc. (the “Company”) reports that on March 2, 2011 it announced the entry into an agreement with Southpointe Academy, a private school located in Delta, British Columbia, Canada offering primary and secondary education from kindergarten to grade 12. Pursuant to the agreement, the Company has been granted the exclusive rights to recruit international students and expatriate students residing in Canada to Southpointe Academy.

In addition, the parties have agreed to co-develop academic preparation programs to be launched by the Company overseas that will be designed to enable potential grade 10 to 12 applicants to prepare for the pre-entrance exam for admittance to Southpointe Academy and the school’s vigorous training program following admittance. The Company will earn all tuition revenues associated with the academic preparation programs, as well as a portion of the tuition fees for each student admitted to Southpointe Academy who was recruited by the Company.

Further details may be found in the news release attached as Exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	March 2, 2011 – News Release “CIBT Granted Exclusive Recruitment Rights for Southpointe Academy”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: March 2, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer